UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                CDKNET.COM, INC.
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                                (Name of Issuer)


                                  Common Stock
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                           (Title of Class Securities)

                                  14983D 20 2
                      ------------------------------------
                                 (CUSIP Number)

                                Andreas Typaldos
                               40 W. 77th Street
                               New York, NY 10024
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No.  14983D 20 2
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   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Andreas Typaldos
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X]
      (b)  [ ]

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   3. SEC Use Only

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   4. Source of Funds (See Instructions)

      SC
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
      2(d) or 2(e)   [ ]

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   6. Citizenship or Place of Organization

          USA
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Number of        7.    Sole Voting Power           2,500,000
Shares          ----------------------------------------------------------------
Beneficially     8.    Shared Voting Power                 0
Owned by        ----------------------------------------------------------------
Each             9.    Sole Dispositive Power      2,500,000
Reporting       ----------------------------------------------------------------
Person          10.    Shared Dispositive Power            0
With:
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   11.  Aggregate Amount Beneficially Owned by Each Reporting Person

        12,681,954

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   12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

--------------------------------------------------------------------------------
   13.  Percent of Class Represented by Amount in Row (11)

         54.9%
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   14. Type of Reporting Person (See Instructions)

         IN
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
CUSIP No.  14983D 20 2
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   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Renee Typaldos
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X]
      (b)  [ ]

--------------------------------------------------------------------------------
   3. SEC Use Only

--------------------------------------------------------------------------------
   4. Source of Funds (See Instructions)

      SC
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
      2(d) or 2(e)   [ ]

--------------------------------------------------------------------------------
   6. Citizenship or Place of Organization

      USA
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Number of        7.    Sole Voting Power          6,140,167
Shares          ----------------------------------------------------------------
Beneficially     8.    Shared Voting Power                0
Owned by        ----------------------------------------------------------------
Each             9.    Sole Dispositive Power     6,140,167
Reporting       ----------------------------------------------------------------
Person          10.    Shared Dispositive Power           0
With:
--------------------------------------------------------------------------------
   11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         12,681,954
--------------------------------------------------------------------------------
   12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

--------------------------------------------------------------------------------
   13.  Percent of Class Represented by Amount in Row (11)

        54.9%
--------------------------------------------------------------------------------
   14. Type of Reporting Person (See Instructions)

         IN
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
CUSIP No.  14983D 20 2
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   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

       Andreas Typaldos Family Limited Partnership
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X]
      (b)  [ ]

--------------------------------------------------------------------------------
   3. SEC Use Only

--------------------------------------------------------------------------------
   4. Source of Funds (See Instructions)

      SC
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
      2(d) or 2(e)   [ ]

--------------------------------------------------------------------------------
   6. Citizenship or Place of Organization

--------------------------------------------------------------------------------

Number of        7.    Sole Voting Power          5,390,167
Shares          ----------------------------------------------------------------
Beneficially     8.    Shared Voting Power                0
Owned by        ----------------------------------------------------------------
Each             9.    Sole Dispositive Power     5,390,167
Reporting       ----------------------------------------------------------------
Person          10.    Shared Dispositive Power           0
With:
--------------------------------------------------------------------------------
   11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          5,390,167
--------------------------------------------------------------------------------
   12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

--------------------------------------------------------------------------------
   13.  Percent of Class Represented by Amount in Row (11)

        23.3%
--------------------------------------------------------------------------------
   14. Type of Reporting Person (See Instructions)

        PN
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
CUSIP No.  14983D 20 2
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   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

       Patra Holdings, L.L.C.
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X]
      (b)  [ ]

--------------------------------------------------------------------------------
   3. SEC Use Only

--------------------------------------------------------------------------------
   4. Source of Funds (See Instructions)

       SC
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
      2(d) or 2(e)   [ ]

--------------------------------------------------------------------------------
   6. Citizenship or Place of Organization

--------------------------------------------------------------------------------

Number of        7.    Sole Voting Power           2,000,000
Shares          ----------------------------------------------------------------
Beneficially     8.    Shared Voting Power                 0
Owned by        ----------------------------------------------------------------
Each             9.    Sole Dispositive Power      2,000,000
Reporting       ----------------------------------------------------------------
Person          10.    Shared Dispositive Power            0
With:
--------------------------------------------------------------------------------
   11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         2,000,000
--------------------------------------------------------------------------------
   12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

--------------------------------------------------------------------------------
   13.  Percent of Class Represented by Amount in Row (11)

        8.6%
--------------------------------------------------------------------------------
   14. Type of Reporting Person (See Instructions)

       OO
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


Item 1   Security and Issuer

         Common Stock, Par Value $.0001 per share, of CDKNET.COM, INC., 40 Marquette Drive, Smithtown, New York 11787.



Item 2  Identity and Background

         (a)      Andreas Typaldos
                  Renee Typaldos
                  Andreas Typaldos Family Limited Partnership
                  Patra Holdings, L.L.C.

         (b)      Address as to all:

                  c/o  Andreas Typaldos
                  40 W.  77th Street
                  New York, NY  10024

         (c) Andreas Typaldos is the Chief Executive Officer of Xandros, Inc., a developer of Linux software solutions, with an address at 419 Park Avenue, Suite 1302, New York, NY 10016.

         (d)      None


         (e)      None.

         (f)      Andreas Typaldos and Renee Typaldos are both U.S. citizens


Item 3   Source and amount of Funds or other Consideration

         On May 24, 2004 Miletos, Inc. merged with CDK Merger Corp., a wholly-owned subsidiary of the issuer, and CDK Merger Corp. was the surviving corporation. The consideration for the merger consisted of the issuance of the shares of the issuer's common stock in exchange for the shares of Miletos, Inc. common stock and the assumption of certain liabilities of Miletos' predecessor and former controlling shareholders. The source of funds for payment of liabilities assumed by the issuer is funds of the issuer. Prior to the merger, the issuer had no material assets. In connection with the merger, the issuer completed a private placement of 883,334 shares of its common stock for aggregate proceeds of $1,060,000, of which approximately $950,000 were subscriptions for cash, $50,000 was in exchange for retirement of outstanding debt of Miletos, Inc., and $59,800 was in lieu of consulting fees.

Item 4  Purpose of Transaction

         (a) The reporting persons acquired the securities of the issuer for the purpose of acquiring control of the issuer and changing the nature of the issuer's business operations. Prior to the acquisition, the issuer had discontinued all business operations and had no material assets. The reporting persons were the principal owners of Miletos, Inc., a Delaware corporation which had acquired the principal operating assets of Enikia, Inc. on March 23, 2004 by means of a secured party foreclosure sale. Enikia had been engaged in the business of developing semiconductors for home networking and broad band powerline communication markets. Its products under development enable high-speed digital transmission of voice, video, and data over existing powerline infrastructure, targeted for the home networking and broadband communications markets with a focus on application support. Miletos, Inc. was formed in February 2004 by control affiliates of Enikia, Inc. for the purpose of succeeding to secured obligations owed by Enikia, Inc. then in default, and conducting a secured party foreclosure sale.

         The reporting persons are Andreas Typaldos and Renee Typaldos, who are husband and wife, the Andreas Typaldos Family Limited Partnership, a New Jersey limited partnership in which Renee Typaldos is the sole general partner and Andreas Typaldos is the sole limited partner, and Patra Holdings, L.L.C. a Delaware limited liability company in which Andreas Typaldos is a member and the sole manager with exclusive management authority and the other remaining member is Patra Trust, an irrevocable trust granted by Andreas Typaldos as settlor for the benefit of Renee Typaldos and Mr. and Mrs. Typaldos' children. The principal business of both Andreas Typaldos Family Limited Partnership and Patra Holdings, L.L.C. is to hold investment assets of the Typaldos family.

         Mr. Andreas Typaldos has the right and option to acquire 1,407,246 shares of the issuer's common stock from Norris, McLaughlin & Marcus PA for an aggregate purchase price of $352,500, if such purchase price is received at any time hereafter until August 6, 2004; and for an aggregate purchase price of $705,000 if such purchase price is received after August 6, 2004 and before May 24, 2005.

         Mr. Typaldos also has the right and option to acquire 234,541 shares of Common Stock of Conexus Financial Advisors, Inc. for an aggregate purchase price of $50,000 exercisable at any time before November 24, 2004.

         (b) None

         (c) None

         (d) Under the Agreement and Plan of Merger dated May 7, 2004 among the issuer, Miletos, Inc., and CDK Merger Corp., and the Stockholders' and Voting Agreement dated as of May 21, 2004 among the reporting persons and certain other named therein, the parties have agreed that the Board of Directors of the issuer shall, as soon as practicable following the merger be reconstituted to consist of Messrs. Steven Horowitz, Andreas Typaldos, William Carson, Andrew Prince and Oleg Logvinov. Thereafter, the parties agreed to vote their shares for the election of one person designated by certain other shareholders of the issuer referred to as the "Investors" therein, to be and remain a director of the issuer for the duration of the Stockholder's and Voting Agreement. Mr. Prince is the initial designee of the Investors to the issuer's board of directors. The Stockholders' and Voting Agreement terminates on the date which is the earlier of two years after the date of the Agreement, or such time as the shares of the issuers common stock owned by the "Investors" named therein constitutes a percentage of the Issuer's then outstanding Common Stock which is less than half of the percentage of the Issuer's outstanding Common Stock owned by the Investors named therein on the effective date of the merger.

         (e) None

         (f) As a result of the merger and the resulting acquisition of the issuer's securities by the reporting persons, the issuer, which theretofore had no material assets or business operations, acquired the business assets and operations owned by Miletos and its predecessor described in Item 4, Section (a) above.

         (g) None
         (h) None
         (i) None
         (j) None

Item 5   Interest in Securities of the Issuer

         (a) 12,681,954 or 54.9% of the class

         Includes the following shares owned of record by the persons indicated:

         Andreas Typaldos Family Limited Partnership           5,390,167 (1)
         Patra Holdings, L.L.C.                                2,000,000 (2)
         Andreas Typaldos                                        500,000 (3)
         Renee Typaldos                                          750,000 (3)
         Kathryn Typaldos                                        750,000 (4)
         Claire Typaldos                                         750,000 (4)
         Olivia Typaldos                                         750,000 (4)
         Norris McLaughlin & Marcus, P.A.                      1,407,246 (5)
         Conexus Financial Management, Inc.                      234,541 (5)

         (1) Renee Typaldos is general partner and Andreas Typaldos is the sole limited partner.

         (2) Andreas Typaldos is a member and the sole Manager. Patra Trust, an irrevocable trust granted by Andreas Typaldos as settlor for the benefit of Renee Typaldos and the descendants of Andreas Typaldos, is the other member.

         (3)      Andreas Typaldos and Renee Typaldos are husband and wife.

         (4)      Children of Andreas Typaldos and Renee Typaldos.

         (5) The record owner has granted an option to Andreas Typaldos to purchase such shares which is currently exerciseable.


         (b)                                               Sole Voting and
                                                          Dispositive Power
                                                          -----------------

         Andreas Typaldos                                     2,500,000 (1)
         Renee Typaldos                                       6,140,167 (2)
         Andreas Typaldos Family Limited Partnership          5,390,167
         Patra Holdings, L.L.C.                               2,000,000

         (1) includes 500,000 shares owned directly and 2,000,000 owned indirectly through Patra Holdings, L.L.C., of which Mr. Typaldos is the sole manager.

         (2) includes 750,000 shares owned directly and 5,390,167 shares owned indirectly through Andreas Typaldos Family Limited Partnership of which Mrs. Typaldos is the sole general partner.

         (c)      None

         (d)      None

         (e)      Not applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

1.       Reference is made to the responses to Item 4(a) and 4(d) hereof.

2. Under the Stockholders' and Voting Agreement dated as of May 21, 2004 among the reporting persons and others named therein, the reporting persons may not transfer any of their shares prior to the first anniversary of the execution of such agreement if, after giving effect to any proposed transfer, such persons shall have transferred in the aggregate in excess of 5% of the shares held by them on such date of the agreement, except that (1) shares may be transferred without restriction in connection with a bona fide merger of the issuer or a bona fide sale of all or substantially all of the issuer's assets or equity securities, (2) shares may be transferred between named stockholders, to affiliates of the reporting persons, to family members, or to such reporting persons, members or partners, (3) transfers pursuant to "tag along rights" granted therein, and (4) transfers pursuant to public sales conducted either pursuant to effective registration statements or Rule 144 provided such public sales do not exceed the following limits: (i) during the period between 90 days and 180 days after the closing date (i.e., May 24, 2004) 20% of the shares owned by such person on the closing date; (ii) during the period between 180 and 270 days following such closing date, 20% of the shares owned by such person on the closing date; and (iii) during the period between 270 and 360 days after such closing date, 25% of the shares owned by such person on the closing date.

3. Under the Stockholders' and Voting Agreement dated as of May 24, 2004, the reporting persons may not transfer more than 5% of their shares, under certain circumstances without allowing the Investors named therein to participate in such sale upon equivalent terms.


Item 7  Material to Be Filed as Exhibits

         (1) Agreement and Plan of Merger dated as of My 7, 2004 among the issuer, CDK Merger Corp., Miletos, Inc. and Andreas Typaldos, as Representative of Certain Stockholders of Miletos, Inc.. is incorporated herein by reference to Exhibit 2.1 to the issuer's Annual Report on Form 10-KSB for the year ended May 31, 2004.

         (2) Amendment dated May 21, 2004 to the Agreement and Plan of Merger dated as of My 7, 2004 among the issuer, CDK Merger Corp., Miletos, Inc. and Andreas Typaldos, as Representative of Certain Stockholders of Miletos, Inc. is incorporated herein by reference to Exhibit 2.2 to the issuer's Annual Report on Form 10-KSB for the year ended May 31, 2004.

         (3) Stockholders and Voting Agreement dated as of May 21, 2004 among the reporting persons and certain other stockholders of the issuer is incorporated herein by reference to Exhibit 9.1 to the issuer's Annual Report on Form 10-KSB for the year ended May 31, 2004.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 30, 2004

                               SIGNATURES


                                    /s/ Andreas Typaldos
                                  -------------------------------------
                                   Andreas Typaldos

                                   /s/ Renee Typaldos
                                  -------------------------------------
                                   Renee Typaldos

                               ANDREAS TYPALDOS FAMILY LIMITED PARTNERSHIP


                               By: /s/ Renee Typaldos
                                  -------------------------------------
                                   Renee Typaldos, General Partner


                               PATRA HOLDINGS, L.L.C.

                               By: /s/ Andreas Typaldos
                                  -------------------------------------
                                   Andreas Typaldos, Manager